MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS

FILING ENDORSEMENT

This is to Certify that the CERTIFICATE OF AMENDMENT - CORPORATION

for

G WIZICON TECHNOLOGIES, INC.

ID NUMBER: 04335W

received by facsimile transmission on March 17, 2015 is hereby endorsed.

Filed on March 17, 2015 by the Administrator.

This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.



In testimony whereof, I have hereunto set my
hand and affixed the Seal of the Department,
in the City of Lansing, this 17th day
of March, 2015.

*Alan J. Schefke, Director
Corporations, Securities & Commercial Licensing Bureau*

Sent by Facsimile Transmission

CSCL/CD-515 (Rev. 01/14)

MICHIGAN DEPARTMENT OF LICENSING AND REGULATORY AFFAIRS
CORPORATIONS, SECURITIES & COMMERCIAL LICENSING BUREAU

Date Received	
	This document is effective on the date filed, unless a subsequent effective date within 90 days after received date is stated in the document.

Name
Herbert E. Gibson

Address
615 St. Maron Pl.

City	State	ZIP Code
Detroit	MI	48207

EFFECTIVE DATE:

Document will be returned to the name and address you enter above.
If left blank, document will be returned to the registered office.

CERTIFICATE OF AMENDMENT TO THE ARTICLES OF INCORPORATION
For use by Domestic Profit and Nonprofit Corporations
(Please read information and instructions on the last page)

Pursuant to the provisions of Act 284, Public Acts of 1972, (profit corporations), or Act 162, Public Acts of 1982 (nonprofit corporations), the undersigned corporation executes the following Certificate:

1. The present name of the corporation is:

   G WIZICON TECHNOLOGIES, INC.

2. The identification number assigned by the Bureau is:

   04335W

3. Article **III** _____ of the Articles of Incorporation is hereby amended to read as follows:

The total authorized shares:

1. Common Shares 1,152,876

COMPLETE ONLY ONE OF THE FOLLOWING:

4. Profit or Nonprofit Corporations: For amendments adopted by unanimous consent of incorporators before the first meeting of the board of directors or trustees.

The foregoing amendment to the Articles of Incorporation was duly adopted on the _____ day of

_____ , _____ , in accordance with the provisions of the Act by the unanimous consent of the incorporator(s) before the first meeting of the Board of Directors or Trustees.

Signed this _____ day of _____ , _____

_____   _____
(Signature)   (Signature)

_____   _____
(Type or Print Name)   (Type or Print Name)

_____   _____
(Signature)   (Signature)

_____   _____
(Type or Print Name)   (Type or Print Name)

---

5. Profit Corporation Only: Shareholder or Board Approval

The foregoing amendment to the Articles of Incorporation proposed by the board was duly adopted on the

_____16th_____ day of _____March_____ , __2015__ , by the: (check one of the following)

[✔] shareholders at a meeting in accordance with Section 611(3) of the Act.

[ ] written consent of the shareholders having not less than the minimum number of votes required by statute in accordance with Section 407(1) of the Act. Written notice to shareholders who have not consented in writing has been given. (Note: Written consent by less than all of the shareholders is permitted only if such provision appears in the Articles of Incorporation.)

[ ] written consent of all the shareholders entitled to vote in accordance with Section 407(2) of the Act.

[ ] board of a profit corporation pursuant to Section 611(2) of the Act.

Profit Corporations and Professional Service Corporations

Signed this _16th_ day of _____March_____ , _2015_

By _____
(Signature of an authorized officer or agent)

Herbert E. Gibson
_____
(Type or Print Name)